SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For May 16, 2007
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K (EXCEPT FOR REFERENCES TO “RISK-ADJUSTED RETURN ON CAPITAL” (OR “RAROC”) AND THE TABLE ENTITLED “RECURRING OPERATING EXPENSES” CONTAINED IN THE ATTACHED PRESS RELEASE ENTITLED “FIRST QUARTER RESULTS”, AND ANY OTHER NON-GAAP FINANCIAL MEASURE AS SUCH TERM IS DEFINED UNDER REGULATION G UNDER THE SECURITIES ACT, AS AMENDED) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED. NOTWITHSTANDING THE FOREGOING, INFORMATION ON THE WEBSITE WWW.ING .COM IS NOT INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT.

SIGNATURE
EX-99.1: PRESS RELEASE
EX-99.2: PRESS RELEASE

This Report contains a copy of the following:
(1) Press Release issued on May 16, 2007 entitled “Mexican court confirms ruling on ING claims dispute”
(2) Press Release issued on May 16, 2007 entitled “First quarter results”

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Corporate Control & Finance

By:	/s/C. Blokbergen
C. Blokbergen
Corporate Legal Department Head Legal Department

Dated: May 21, 2007